UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Xenia Hotels & Resorts, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

984017 103

(CUSIP Number of Class of Securities)

Marcel Verbaas

President and Chief Executive Officer

Xenia Hotels & Resorts, Inc.

200 S. Orange Avenue, Suite 1200

Orlando, Florida 32801

Telephone: (407) 317-6950

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Cathy A. Birkeland

Timothy P. FitzSimons

Laura P. Bauer

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$125,000,000	$14,525.00

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $125,000,000 in value of shares of Xenia Hotels & Resorts, Inc. common stock, par value $0.01 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.20 per million dollars of the aggregate value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party	N/A
Form or Registration No:	N/A	Date Filed	N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Xenia Hotels & Resorts, Inc., a Maryland corporation (the “Company”), to purchase for cash up to $125,000,000 in value of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock” or “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Common Stock (resulting in a commensurate increase in the dollar volume by up to approximately $47.6 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a price specified by the tendering stockholders of not greater than $21.00 nor less than $19.00 per Share, net to the seller in cash, less any applicable withholding of taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 4, 2015, (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) and Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer”, copies of which are filed herewith as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Summary Term Sheet

The information set forth under Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a)	The name of the issuer is Xenia Hotels & Resorts, Inc., a Maryland corporation. The address and telephone number of the Company’s principal executive offices are: 200 S. Orange Avenue, Suite 1200, Orlando, Florida 32801; (407) 317-6950.

(b)	This Schedule TO relates to the Common Stock of the Company, par value $0.01 per share. Immediately after the distribution of Shares to Inland American Real Estate Trust, Inc.’s stockholders on February 3, 2015, there were 113,397,997 Shares issued and outstanding. The information set forth under Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

(c)	The principal market on which the Shares are traded is the New York Stock Exchange. The information set forth in Section 12—Price Range of Shares of Common Stock; Distributions of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Xenia Hotels & Resorts, Inc. is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The names of the directors and executive officers of the Company are as set forth in Section 14—Certain Information About the Company of the Offer to Purchase, and such information is incorporated herein by reference. The business address and the business telephone number of each director and executive officer of the Company is c/o Xenia Hotels & Resorts, Inc., 200 S. Orange Avenue, Suite 1200, Orlando, Florida 32801; (407) 317-6950.

Item 4. Terms of the Transaction

(a)	The information regarding the material terms of the transaction set forth in Summary Term Sheet, Section 1—Price; Number of Shares; Expiration Date; Proration, Section 2—Procedures for Tendering Shares, Section 3—Amount of Tenders, Section 4—Withdrawal Rights, Section 5—Purchase and Payment for Tendered Shares, Section 6—Conditions of the Offer, Section 7—Extension of the Offer; Termination; Amendment, Section 8—Certain Effects of the Offer, Section 9—Treatment of Fractional Shares, Section 13—Source and Amount of Funds, Section 14—Certain Information About the Company and Section 17—Certain Federal Income Tax Consequences of the Offer to Purchase is incorporated herein by reference.

(b)	The Company has been advised that none of the Company’s directors, executive officers or affiliates intend to tender any Shares in the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in Section 14—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)	The information set forth in Summary Term Sheet and Section 8—Certain Effects of the Offer of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in Section 10—Use of Securities Acquired of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in Section 11—Plans and Proposals of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b) and (d)	The information set forth in Section 13—Source and Amount of Funds of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in Section 14—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

The information set forth under Summary Term Sheet and in Section 18—Recommendation and Section 19—Miscellaneous of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information

(a)(1)	The information set forth in Section 14—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2)	The information set forth in Section 16—Certain Legal Matters; Regulatory Approvals of the Offer to Purchase is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(b)	The information set forth in Section 14—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference.

(c)	The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12. Exhibits

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2015	Xenia Hotels & Resorts, Inc.

	By:	/s/ Marcel Verbaas
Name: Marcel Verbaas Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 4, 2015

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Important Instructions and Information, dated February 4, 2015

(a)(1)(D)	Odd Lot Certification Form

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 4, 2015

(a)(5)(A)	Summary Advertisement in Wall Street Journal, dated February 4, 2015

(a)(5)(B)	Press Release, issued February 4, 2015

(a)(5)(C)	Xenia Master Q&A Document